SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated March 22, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated March 22, 2011, the Company reported that its Board of Directors has decided to call for an Ordinary General Shareholders’ Meeting that will take place on April 12, 2011, 01:00 p.m. outside its headquarters, in Bolivar 108 1st floor in the City of Buenos Aires, in order to consider the ratification of the Board reallocation of the accountable item which originated the dividend approved by the Shareholders’ Meeting that took place on December 9, 2010, as an anticipated dividend for the present fiscal year.

In order to attend to the Shareholders’ Meeting, shareholders must have a certificate of its share ownership granted by Caja de Valores S.A. and deposit it in Florida 537 18º floor, City of Buenos Aires, 10:00 a.m. to 06:00 p.m. before April 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: March 29, 2011.